EXHIBIT 99.3

                            FOUR SEASONS HOTELS INC.

                              THIRD QUARTER OF 2005
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 IS PROVIDED AS OF NOVEMBER 9, 2005. IT SHOULD BE READ IN CONJUNCTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD AND THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD. EXCEPT AS DISCLOSED IN THIS MD&A, AS OF NOVEMBER 9, 2005 THERE HAS BEEN NO MATERIAL CHANGE IN THE INFORMATION DISCLOSED IN THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2004. A SUMMARY OF CONSOLIDATED REVENUES, MANAGEMENT OPERATIONS, OWNERSHIP OPERATIONS AND CORPORATE EXPENSES AND NET EARNINGS FOR THE PAST EIGHT QUARTERS CAN BE FOUND IN NOTE 1.

Effective for the quarter ended March 31, 2005, we adopted the US dollar as our reporting currency. We have not changed our functional currency, which remains Canadian dollars, or the functional currencies of any of our subsidiaries. All amounts disclosed in this MD&A (including amounts for prior periods) are in US dollars unless otherwise noted.(2)

OPERATING ENVIRONMENT

SEASONALITY

Four Seasons hotels and resorts are generally affected by normally recurring seasonal patterns, and demand is usually lower in the period from December through March than during the remainder of the year for most of our urban properties. However, December through March is typically a period of relatively strong demand at our resorts.

As a result, our management operations are generally affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. This negative impact on management revenues from those properties is offset to some degree by increased travel to our resorts in the period.

HOTEL AND RESORT OPERATING RESULTS


------------------------------------------------------------------------------------------------------
                              Three months ended September 30,     Nine months ended September 30,
                                     2005 increase over                   2005 increase over
                             three months ended September 30,      nine months ended September 30,
                                2004 (percentage change, on          2004 (percentage change, on
                                     US dollar basis)                      US dollar basis)
------------------------------------------------------------------------------------------------------

 REGION                    RevPAR(3)      Gross         Gross      RevPAR      Gross        Gross
                                        Operating     Operating              Operating    Operating
                                         Revenue       Profit                 Revenue      Profit
                                          (GOR)         (GOP)                  (GOR)        (GOP)

------------------------------------------------------------------------------------------------------

WORLDWIDE CORE HOTELS(4)    13.2%        12.0%         24.2%       13.2%      12.1%        22.2%
------------------------------------------------------------------------------------------------------
 US CORE HOTELS             16.0%        15.2%         35.2%       14.0%      12.4%        25.6%
------------------------------------------------------------------------------------------------------

 OTHER AMERICAS/            15.4%        15.1%         33.8%       17.6%      16.7%        33.0%
 CARIBBEAN CORE HOTELS
------------------------------------------------------------------------------------------------------

 EUROPE CORE HOTELS          8.9%         6.9%          8.4%        6.4%       6.8%         4.5%
------------------------------------------------------------------------------------------------------

 MIDDLE EAST CORE HOTELS     7.2%        10.7%         14.0%       20.3%      26.3%        46.5%
------------------------------------------------------------------------------------------------------

 ASIA/PACIFIC CORE HOTELS    8.5%         5.4%         16.2%       13.4%       9.5%        19.0%
------------------------------------------------------------------------------------------------------


Underlying these operating results:

o The third quarter operating results at the properties under our management reflect continued strong luxury travel demand. Our customer mix consists of business travelers, groups (including corporate and incentive) and leisure travelers. Although the third quarter is not seasonally the strongest quarter, demand in each of these categories of customers improved in the third quarter and in the nine months ended September 30, 2005, as compared to the same periods in 2004.

o RevPAR for worldwide Core Hotels increased 13.2% in the third quarter of 2005, as compared to the same period in 2004, reflecting increased demand and, to a greater extent, improvements in achieved room rates in most markets. Revenue improvements and continued cost management efforts at the properties under management resulted in significant increases in gross operating profits (an increase of 24.2% as compared to the third quarter of 2004) and gross operating margins(5) (an increase of 290 basis points as compared to the third quarter of 2004). Similar improvements were achieved for the first nine months of 2005, as compared to the same period in 2004, with RevPAR for worldwide Core Hotels increasing 13.2%, gross operating revenue improving 12.1%, gross operating profit increasing 22.2% and gross operating margins increasing 250 basis points.


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


o RevPAR for US Core Hotels increased 16.0% in the third quarter of 2005, as compared to the same period in 2004, with virtually all of the properties under management in the region realizing RevPAR improvements, mainly as a result of an 8.1% increase in achieved room rates in the region. Exceptions were Four Seasons Hotel Houston, which continues to experience pressure on rates due to increased supply in that market, and Four Seasons Hotel Philadelphia, which is currently undergoing a rooms renovation. Properties under management in New York, Miami, Jackson Hole and Austin, as well as all of the properties under management in California, realized particularly strong improvements in RevPAR, relative to the average for the US region. The strong improvements in RevPAR led to increases in gross operating profits and gross operating margins of 35.2% and 410 basis points, respectively, during the third quarter of 2005, as compared to the same period in 2004. For the nine months ended September 30, 2005, RevPAR and gross operating profits increased 14.0% and 25.6%, respectively, primarily as a result of a 470 basis point increase in occupancy and a 6.8% increase in achieved room rates. In addition, all of the properties under management in the region experienced improvements in RevPAR and gross operating profits, with the exception of Four Seasons Hotel Houston, for the reasons described above. As a result, gross operating margins for US Core Hotels improved 300 basis points for the nine months ended September 30, 2005, as compared to the same period in 2004.

o All of the Core Hotels in Other Americas/Caribbean experienced increases in RevPAR in the third quarter of 2005, as compared to the third quarter of 2004, as a result of improved demand and an 8.7% increase in achieved room rates. In particular, properties under management in Buenos Aires and Punta Mita experienced strong RevPAR improvements relative to the average for the region. Also in respect of the same period, gross operating profits and gross operating margins increased 33.8% and 260 basis points, respectively, which was primarily attributable to significant improvements at the properties under management in Buenos Aires and Punta Mita. For the nine months ended September 30, 2005, the 17.6% improvement in RevPAR was mainly driven by an 8.4% increase in achieved room rates. All of the properties under management in the region experienced higher RevPAR and stronger demand in the nine months ended September 30, 2005, as compared to the same period in 2004.

o RevPAR in the Europe Core Hotels increased 8.9% in the third quarter of 2005, as compared to the third quarter of 2004, reflecting strong operating results at the hotels under management in Istanbul, Dublin, Paris and Prague relative to the other hotels in the region. The Lisbon hotel continued to experience RevPAR and gross operating profit declines in the quarter due to additional supply in that market. In addition, the hotels under management in London had lower RevPAR results due to a decrease in demand following the terrorist activities in that market in July, although this decrease in demand was partially offset by increases in achieved room rates. Gross operating profits and gross operating margins increased 8.4% and 50 basis points, respectively, in the third quarter of 2005, as compared to the same period in 2004, due to improvements in overall demand and achieved room rates. For the nine months ended September 30, 2005, RevPAR increased 6.4% primarily due to a 6.0% improvement in achieved room rates. However, the operating results of hotels under management in Lisbon and Canary Wharf remained lower relative to the other hotels in the region, primarily due to lower corporate and group


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


       demand and, in the case of Canary Wharf, new supply in the market. While there was a moderate 4.5% increase in gross operating profits, gross operating margins declined 80 basis points to 35.2% in the first nine months of 2005, as compared to the first nine months of 2004, mainly as a result of the operating results at Four Seasons Hotel Lisbon.

o At the Middle East Core Hotels, the 7.2% improvement in RevPAR in the third quarter of 2005 was driven primarily by a 10.1% increase in achieved room rates, as compared to the same period in 2004. During the third quarter of 2005, demand declined at the resort under management in Sharm el Sheikh following the terrorist activities in that market, but has since rebounded, although not to the level of business prior to the terrorist activities. Although overall demand was slightly weaker (160 basis point decrease in the third quarter of 2005, as compared to the same period in 2004), the Middle East Core Hotels achieved a 14.0% improvement in gross operating profits and a 120 basis points increase in gross operating margins in the third quarter of 2005, as compared to the same period in 2004. For the first nine months of 2005, RevPAR and gross operating margins for the Middle East Core Hotels improved 20.3% and 630 basis points, respectively, as compared to the same period in 2004, primarily driven by a 15.4% increase in achieved room rates.

o Nearly all of the Asia/Pacific Core Hotels had RevPAR improvements in the third quarter of 2005, as compared to the same period in 2004, which were primarily driven by a 4.3% increase in achieved room rates. The main exception was Four Seasons Hotel Bangkok, which is currently undergoing a rooms renovation. Gross operating margins and gross operating profits in the third quarter of 2005 improved 310 basis points and 16.2%, respectively, as compared to the same period in 2004. In particular, properties in Jakarta, Singapore and Bali had strong improvements in both RevPAR and gross operating profits. For the first nine months of 2005, RevPAR improved 13.4%, as compared to the same period in 2004, reflecting a 370 basis point improvement in occupancy and a 5.7% increase in achieved room rates. Gross operating profits and gross operating margins improved 19.0% and 250 basis points, respectively.


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


COMPANY OPERATING RESULTS

THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT OPERATIONS

FEE ANALYSIS


                                                MANAGEMENT OPERATIONS REVENUES ($000'S)
                                    ----------------------------------------------------------
                                           THREE MONTHS
                                        ENDED SEPTEMBER 30,         DOLLAR     PERCENTAGE
                                        2005          2004          CHANGE       CHANGE
                                    ----------------------------------------------------------

Hotel management fees
   Base                               $18,085       $15,382        $2,703            17.6%
   Incentive                            4,817         3,505         1,312            37.4%
                                    ----------------------------------------------------------

    Subtotal                           22,902        18,887         4,015            21.3%

Other fees(6)                           3,470         6,439        (2,969)          (46.1%)

Foreign exchange
  forward contracts(7)                     --         2,625        (2,625)         (100.0%)

Reimbursed costs(8)                    16,617        13,943         2,674            19.2%
                                    ----------------------------------------------------------

Management operations revenues        $42,989       $41,894        $1,095             2.6%
                                    ==========================================================

                                            NINE MONTHS
                                        ENDED SEPTEMBER 30,         DOLLAR     PERCENTAGE
                                        2005          2004          CHANGE       CHANGE
                                    ----------------------------------------------------------
Hotel management fees
  Base                                $56,145       $47,941        $8,204            17.1%
  Incentive                            21,463        15,343         6,120            39.9%
                                    ----------------------------------------------------------

    Subtotal                           77,608        63,284        14,324            22.6%

Other fees*                            10,032        12,433        (2,401)          (19.3%)

Foreign exchange
  forward contracts                      --           8,143        (8,143)         (100.0%)

Reimbursed costs                       47,219        39,892         7,327            18.4%
                                    ----------------------------------------------------------

Management operations revenues       $134,859      $123,752       $11,107             9.0%
                                    ==========================================================

For the three months ended September 30, 2005, management operations revenues increased 2.6% to $43.0 million. Hotel management fee revenues, which includes base and incentive fees, increased 21.3% in the quarter, as compared to the same period in 2004. Base management fees, which are typically earned as a percentage of the gross revenues of our properties under management, increased 17.6% or $2.7 million to $18.1 million.

For the nine months ended September 30, 2005, management operations revenues increased 9.0% to $134.9 million. Hotel management fee revenues increased 22.6% in the nine months ended September 30, 2005, as compared to the same period in 2004. Base management fees increased 17.1% or $8.2 million to $56.1 million.

The increases in management operations revenues for the three months and nine months ended September 30, 2005 noted above were the result of the improvement in revenues under management resulting primarily from RevPAR and other revenue increases at the worldwide Core Hotels, as well as fees from new properties. The increases in base management fees were attributable to new properties being added to the portfolio and to increases in fees at existing properties, which were generally in line with RevPAR increases. While base management fees increased in all regions in which we operate, the largest contributor to the improvement for the three and nine months ended September 30, 2005 was the US region.

Incentive management fees are typically earned based on the profitability of the properties under management, but may vary depending on the specific terms of the relevant management agreement. These fees increased 37.4% and 39.9% in the three months and nine months ended September 30, 2005, respectively, as compared to the same periods in 2004. 37 and 44 of the hotels and resorts under management accrued incentive fees during these periods, as compared to 33 and 36 during the corresponding periods last year. The increase in incentive management fees was attributable both to fees on new properties and to increased fees on existing properties. For the three and nine months ended September 30, 2005, five of the ten new properties opened since the beginning of 2004 contributed fees and accounted for approximately 50% of the overall increase. The balance of the increase was primarily attributable to strong improvements in the US region, which more than offset moderate declines in these fees from Europe and Asia/Pacific. Excluding the five recently opened properties, which all accrued fees, 32 of the hotels and resorts under management accrued incentive fees during the third quarter, as compared to 31 during the same period last year.

For the three and nine months ended September 30, 2005, other fees, which include royalty and management fees from our residential business, fees we earn from the development of our properties, and other miscellaneous fees, declined 46.1% and 19.3%, respectively, to $3.5 million and $10.0 million, respectively. The largest component of this comparative decline was attributable to certain residential royalty fees booked in the second and third quarters of 2004, which were primarily attributable to projects in Whistler, San Francisco and Exuma. The timing of sales of residential real estate can make quarter over quarter comparisons difficult.

In 2002, we entered into a series of foreign exchange forward contracts to minimize the impact of the fluctuation of the US/Canadian dollar exchange rate on our US dollar management fees.

Those contracts expired at the end of 2004. The value of those contracts recorded as part of fee revenues were $2.6 million and $8.1 million, respectively, in the three and nine months ended September 30, 2004, and nil for the respective periods in 2005.

For the three months and nine months ended September 30, 2005, reimbursed costs increased $2.7 million and $7.3 million, respectively, as compared to the corresponding periods in 2004. The increase was attributable to higher revenues under management and a growing portfolio of properties, as compared to the same periods in 2004.

Several of the hotels and resorts under our management are and will be undergoing significant renovations during this year. The renovations at Four Seasons Hotel Washington, D.C. were completed in September 2005, and we expect the majority of the remaining renovations at Four Seasons properties in Las Vegas and the Maldives to be completed by the end of 2005 and in 2006, respectively. Significant renovation programs at other hotels under management, including Boston, Santa Barbara, Philadelphia, and The Regent Beverly Wilshire, are expected to be substantially completed in 2006. Based on the scheduling and staging of these renovations, we expect these programs to continue to have some, but not a material, effect on fee revenues through the end of 2005.

GENERAL AND ADMINISTRATIVE EXPENSES ANALYSIS

General and administrative expenses (excluding reimbursed costs) increased 33.0% to $10.4 million in the third quarter of 2005, as compared to $7.9 million for the same period in 2004. Including reimbursed costs, general and administrative expenses increased 24.1% to $27.1 million in the third quarter of 2005, as compared to $21.8 million for the same period in 2004.

The majority of these costs are in Canadian dollars and, accordingly, a portion of this increase ($0.8 million) was attributable to the US dollar having declined relative to the Canadian dollar compared to the third quarter of 2004. On a Canadian dollar basis, general and administrative expenses (excluding reimbursed costs) increased 22.7% during the quarter, as compared to the same period last year.

During the third quarter of 2005, we approved a long-term incentive plan, which will replace our stock option program as the primary component of long-term incentive compensation (see "Long Term Incentive Plan" below for more details). The decision to implement this long-term incentive program resulted in a $0.5 million increase in general and administrative expenses.

General and administrative expenses (excluding reimbursed costs) increased 20.8% to $29.6 million in the first nine months of 2005, as compared to $24.5 million in the same period in 2004. General and administrative expenses (including reimbursed costs) increased 19.3% to $76.9 million in the first nine months of 2005, as compared to $64.4 million in the same period in 2004. A portion ($2.3 million) of the increase in the first nine months of 2005 was attributable to the decline of the US dollar relative to the Canadian dollar compared to the same period in 2004. On a Canadian dollar basis, general and administrative expenses (excluding reimbursed costs) increased 11.4% during the first nine months of 2005, as compared to the same period last year. On a Canadian dollar basis, the increase in these costs related primarily to an increase in the number of employees at our corporate offices to handle the significant unit growth in our portfolio, to cost of living increases for corporate employees that were implemented at the beginning of 2005 and to the long-term incentive plan expenses described above.

MANAGEMENT OPERATIONS EARNINGS ANALYSIS

Our management operations earnings before other operating items (including the impact of foreign exchange forward contracts) for the three months ended September 30, 2005 were $15.9 million, as compared to $20.1 million for the same period in 2004. For the nine months ended September 30, 2005, our management operations earnings before other operating items (including the impact of foreign exchange forward contracts) were $58.0 million, as compared to $59.3 million in the same period in 2004. Our management operations profit margin(9) (including reimbursed costs and the impact of foreign exchange forward contracts) was 37.0% in the third quarter of 2005, as compared to 48.0% in the third quarter of 2004 and 43.0% for the nine months ended September 30, 2005, as compared to 47.9% for the same period in 2004.

As a result of the lower other fees and higher general and administrative costs described above, our management operations earnings before other operating items (excluding the impact of foreign exchange forward contracts) for the third quarter of 2005 declined 8.8% to $15.9 million, as compared to $17.5 million in the third quarter of 2004. Our management operations profit margin (excluding reimbursed costs and the impact of foreign exchange forward contracts) declined to 60.4% in the third quarter of 2005, as compared to 69.0% in the third quarter of 2004.

For the nine months ended September 30, 2005, our management operations earnings before other operating items (excluding the impact of foreign exchange forward contracts) increased 13.3% to $58.0 million, as compared to $51.2 million for the same period in 2004. Our management operations profit margin (excluding reimbursed costs and the impact of foreign exchange forward contracts) decreased to 66.2% for the nine months ended September 30, 2005, as compared to 67.6% for the nine months ended September 30, 2004.

OWNERSHIP OPERATIONS AND CORPORATE EXPENSES(10)

In the third quarter of 2005, operating results from ownership operations and corporate expenses before other operating items improved $1.2 million to a loss of $3.6 million, as compared to a loss of $4.8 million in the third quarter of 2004.

For the nine months ended September 30, 2005, operating results from ownership operations and corporate expenses before other operating items were a loss of $12.8 million, as compared to a loss of $13.5 million for the same period in 2004.

CORPORATE EXPENSES

For the three months and nine months ended September 30, 2005, our corporate expenses increased $1.8 million and $2.7 million to $4.6 million and $10.6 million, respectively, as compared to $2.8 million and $7.9 million for the same periods in 2004. The majority of these costs are in Canadian dollars and, accordingly, some of the increase was attributable to the US dollar having declined relative to the Canadian dollar since the third quarter of 2004. On a constant currency basis, corporate expenses for the three months and nine months ended September 30, 2005 increased $1.5 million and $1.9 million, respectively, as compared to the corresponding periods in 2004.

THE PIERRE

In June 2005, Four Seasons disposed of its interest in The Pierre and ceased managing the property on June 30, 2005.(11) This transaction reduced the operating losses at The Pierre for the three months and nine months ended September 30, 2005 by $2.9 million and $3.6 million, respectively, as compared to the same periods in 2004. Further details on the disposition of this investment are discussed below under "Hotel Investments".

FOUR SEASONS HOTEL VANCOUVER

RevPAR at Four Seasons Hotel Vancouver increased 2.4% for the three months ended September 30, 2005, as compared to the same period in 2004, primarily as a result of slight improvements in occupancy. Operating earnings at the hotel increased 38.7% to $1.1 million in the third quarter of 2005, as compared to the same period in 2004.

RevPAR at Four Seasons Hotel Vancouver increased 2.7% in the nine months ended September 30, 2005, as compared to the same period in 2004, primarily as the result of an improvement in occupancy, partially offset by a modest decrease in achieved room rates. Operating results at the hotel remained relatively flat, with a loss of $1.3 million in the first nine months of 2005, as compared to a loss of $1.4 million in the first nine months of 2004.

We are continuing to review options in respect of Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operation of, or investment in, this hotel. There can be no assurance that acceptable alternative arrangements will be found with respect to this hotel or as to the terms or timing of any such alternative arrangements.

OTHER EXPENSE, NET

Other expense, net for the third quarter of 2005 was $21.1 million, as compared to other expense, net of $18.1 million for the same period in 2004. Other expense, net for the nine months ended September 30, 2005 was $32.4 million, as compared to other expense, net of $17.0 million for the same period in 2004.

HOTEL INVESTMENTS

When the Regent hotel chain was acquired in 1992, a portion of the purchase price of that acquisition was allocated to the management contracts that we assumed, which included 12 Regent branded properties and Four Seasons properties in New York, Bali and Milan. As a result of our agreement to manage a new Four Seasons property in Kuala Lumpur, and in anticipation of reaching an agreement with the owner of The Regent hotel in that city to transition out of our management of that hotel, we wrote off our investment in The Regent Kuala Lumpur management contract of $4.6 million during the quarter, representing the unamortized portion of the amount allocated to the management contract for that property in 1992.

During the nine months ended September 30, 2005, we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai for gross proceeds of $9.5 million (consisting of cash of $4.2 million and a loan receivable of $5.3 million), which approximated book value, and reduced our interest in the hotel to approximately 10%. As a result of the sale, we revalued this US dollar investment at current exchange rates and recorded a loss of $1.9 million.

Also during the nine months ended September 30, 2005, we finalized the assignment of our leases and the sale of the related assets in The Pierre for net proceeds of $4.5 million. The net book value of our assets in The Pierre was $7.8 million and, after deducting disposition costs, we recorded a loss on sale of $5.3 million. We also recorded a tax benefit in connection with the sale of $9.2 million, which is discussed further under "Income Tax Expense" below.

As part of the sale of The Pierre, in accordance with statutory provisions, the purchaser agreed to assume a portion of our contribution history with a multi-employer pension fund for the unionized hotel employees (the "NYC Pension"). This permitted us to withdraw from the NYC Pension without incurring a withdrawal liability estimated at $10.7 million. In certain limited circumstances, as a part of our agreement, we may be required to pay a portion of the purchaser's withdrawal liability, if any. We believe that the likelihood of our being required to make a payment is remote, and have not recorded any amount as at September 30, 2005 in respect of a potential NYC Pension withdrawal liability. For further details, see note 5 to our interim consolidated financial statements for the three months and nine months ended September 30, 2005.

During the three months ended September 30, 2004, we sold the majority of our investment in Four Seasons Hotel Amman and all of our investment in Four Seasons Resort Whistler for proceeds of approximately $36.0 million and settled our loan receivable from Sedona, resulting in a total net loss of $3.4 million.

FOREIGN EXCHANGE

Other expense for the third quarter of 2005 included a foreign exchange loss of $16.2 million, as compared to a loss of $3.4 million for the same period in 2004. Other expense for the nine months ended September 30, 2005 included a foreign exchange loss of $19.9 million, as compared to a loss of $2.1 million for the same period in 2004.

Foreign exchange gains and losses arose primarily from the translation to Canadian dollars (using current exchange rates at the end of each quarter) of our foreign currency-denominated net monetary assets, which are not included in our designated foreign self-sustaining subsidiaries. They also reflected local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets is the difference between our foreign currency-denominated monetary assets and our foreign currency-denominated monetary liabilities, and consists primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian generally accepted accounting principles ("GAAP"). As a result of the currency swap relating to our convertible senior notes which is described below, our net US dollar asset position increased significantly during the second quarter of 2005. This, combined with the strengthening of the Canadian dollar relative to the US dollar and the British pound, resulted in the considerable foreign exchange loss during the third quarter of 2005.

Further fluctuations in rates of exchange between currencies will likely result in future foreign exchange gains or losses. Although we have engaged in hedging activities in the past, we do not anticipate entering into any hedging arrangements in the near-term due to the continued volatility of many foreign currencies (and in particular the US dollar) and the associated costs of these arrangements.

REDEMPTION OF THE LIQUID YIELD OPTION NOTES ("LYONS")

Included in other expense, net for the three months and nine months ended September 30, 2004 is the loss on the redemption of the debt component of our LYONs (issued in 1999) of $11.2 million. The redemption of these convertible notes is more fully described in our consolidated financial statements for the year ended December 31, 2004.

NET INTEREST INCOME/EXPENSE

During the third quarter of 2005, we had net interest income of $0.6 million, as compared to net interest expense of $0.1 million in the third quarter of 2004. Net interest income is a combination of approximately $4.0 million in interest income and approximately $3.4 million in interest expense in the third quarter of 2005, as compared to $3.7 million and $3.8 million, respectively, for the same period in 2004. The increase in interest income was attributable to interest earned on new loans to certain properties under our management. The decrease in interest expense for the third quarter of 2005, as compared to the same period in 2004, was primarily attributable to the fact that our previously outstanding LYONs were redeemed on September 23, 2004.

During the nine months ended September 30, 2005, we had net interest income of $1.8 million, as compared to $1.3 million in the nine months ended September 30, 2004. Net interest income is a combination of approximately $11.6 million in interest income and approximately $9.8 million in interest expense in the first nine months of 2005, as compared to $9.7 million and $8.4 million, respectively, for the same period in 2004. The increase in interest income for the nine months ended September 30, 2005, as compared to the same period in 2004, was primarily attributable to higher deposit interest rates, as well as new loans to certain properties under our management.

The increase in interest expense for the nine months ended September 30, 2005 was attributable, in part, to the variance in interest expense relating to the convertible senior notes issued during the second quarter of 2004, as compared to the interest costs relating to our previously outstanding LYONs during 2004. For accounting purposes, the convertible senior notes are bifurcated into debt and equity components under Canadian GAAP, and a notional interest rate is applied to the portion that is allocated to the debt component. Although the interest rate that is applied to the convertible senior notes is lower than the rate applied to the LYONs, a larger component of the convertible senior notes is allocated to debt than was the case with the LYONs. As a result, for accounting purposes, the interest expense associated with the convertible senior notes is higher than was the case for the LYONs.

As discussed below in "Liquidity and Capital Resources", we have entered into currency and interest rate swap arrangements relating to the convertible senior notes. Taking into account the amortization of the gain on terminated swap and the existing swap, the effective interest rate on the convertible senior notes in the third quarter of 2005 was approximately 3.7%, which represents $2.0 million of interest expense for that period. For the nine months ended September 30, 2005, the effective interest rate on the convertible senior notes was approximately 3.9%, which represents $6.3 million of interest expense for the nine months.

Interest expense also includes amounts relating to financing fees.

INCOME TAX EXPENSE

For the three months and nine months ended September 30, 2005, we had an income tax expense of $0.7 million and an income tax recovery of $3.4 million, respectively, as compared to our income tax expense of $2.5 million and $8.6 million for the respective periods in 2004. Prior to considering the impact of our sale of The Pierre, our income tax expense for the three months and nine months ended September 30, 2005 were $0.7 million and $4.5 million, respectively. In 2005, the variation from our expected 24% tax rate is the result of certain items included in other expense, net, not being tax effected including a portion of our foreign exchange losses. In 2004, the variation from our expected 24% tax rate is the result of certain items not being tax effected, including the non-taxable amounts related to the redemption of the LYONs and, in both periods, a portion of the unrealized foreign exchange gains and losses, since they will never be realized for tax purposes.

As a result of disposing of The Pierre, we realized a tax benefit of approximately $6.4 million on the disposition of the fixed assets, which included significant leasehold improvements. In addition to the ordinary tax loss on the fixed assets, we will incur a capital loss on the dissolution of the partnership that operated The Pierre, which will result in a tax benefit of approximately $2.8 million.

NET EARNINGS/LOSS AND EARNINGS/LOSS PER SHARE

For the reasons outlined above, net loss for the quarter ended September 30, 2005 was $11.4 million ($0.31 basic and diluted loss per share), as compared to net loss of $8.5 million ($0.24 basic and diluted loss per share) for the quarter ended September 30, 2004.

For the reasons outlined above, net earnings for the nine months ended September 30, 2005 were $9.5 million ($0.26 basic earnings per share and $0.25 diluted earnings per share), as compared to net earnings of $12.9 million ($0.36 basic earnings per share and $0.35 diluted earnings per share) for the nine months ended September 30, 2004.

ADJUSTED NET EARNINGS AND ADJUSTED NET EARNINGS PER SHARE

Adjusting for other expense, net, earnings were:


                                               THREE MONTHS ENDED        NINE MONTHS ENDED
(UNAUDITED)                                      SEPTEMBER 30,              SEPTEMBER 30,
(IN THOUSANDS OF DOLLARS)                       2005          2004        2005          2004
----------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                         $ (11,441)    $  (8,522)  $    9,547    $  12,941
OTHER EXPENSE, NET*                            21,064        18,089       32,419       17,026
TAX EFFECT OF ADJUSTMENTS                      (1,517)         (525)     (12,656)        (941)
                                              ------------------------------------------------

ADJUSTED NET EARNINGS                       $   8,106     $   9,042   $   29,310    $  29,026
                                             =================================================

ADJUSTED BASIC EARNINGS PER SHARE           $    0.22     $    0.25   $     0.80    $    0.82
                                             =================================================

ADJUSTED DILUTED EARNINGS PER SHARE         $    0.22     $    0.24   $     0.77    $    0.78
                                             =================================================


* Other expense, net for the three months ended September 30, 2005 included a foreign exchange loss of $16.2 million and $4.9 million relating primarily to the write-down of The Regent Kuala Lumpur management contract. For the three months ended September 30, 2004, other expense, net included a foreign exchange loss of $3.4 million, a loss incurred on the redemption of convertible notes of $11.2 million and an impairment charge of $3.5 million relating to the disposition of two hotel investments and the settlement of a loan receivable.

       Other expense, net for the nine months ended September 30, 2005 included a foreign exchange loss of $19.9 million and $12.5 million related primarily to the write-down of The Regent Kuala Lumpur management contract and the disposition of three hotel investments. For the nine months ended September 30, 2004, other expense, net included a foreign exchange loss of $2.1 million, a loss incurred on the redemption of convertible notes of $11.2 million and an impairment charge of $3.7 million relating primarily to the disposition of two hotel investments and settlement of a loan receivable.

Adjusted net earnings is not defined by Canadian generally accepted accounting principles (GAAP) and should not be considered as an alternative to net earnings, cash flow from operating activities or any other measure of performance prescribed by GAAP. Our adjusted net earnings may also not be comparable to adjusted net earnings used by other companies, which may be calculated differently. Given the volatility of foreign exchange rates and the amounts periodically recorded as gains or losses on the disposition of investments, repayment of long-term receivables and impairment charges on investments or long-term receivables, we consider adjusted net earnings to be a meaningful indicator of our base business and as a result, we have chosen to provide this information to investors.

LIQUIDITY AND CAPITAL RESOURCES

FINANCING ACTIVITIES

During the second quarter of 2004, we issued $250 million principal amount of convertible senior notes. For details relating to the terms of the convertible senior notes, please refer to our MD&A for the year ended December 31, 2004.

In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of $211.8 million as at June 18, 2004, which was estimated based on the present value of a $250 million bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying interest at a rate of 1.875% per annum) and an equity component of $38.2 million (representing the value of the conversion feature of the convertible senior notes) as at June 18, 2004. For further details, see note 10(a) to our annual consolidated financial statements for the year ended December 31, 2004.

In connection with the offering of the convertible senior notes, we entered into a five-year interest rate swap agreement with an initial notional amount of $211.8 million, pursuant to which we agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus 0.4904%. In October 2004, we terminated the interest rate swap agreement and received proceeds of $9 million. The recognition of the resulting gain was deferred and is being amortized through to July 30, 2009, which would have been the maturity date of the swap.

In the second quarter of 2005, we entered into a new currency and interest rate swap agreement with a duration until July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215.8 million (C$269.2 million) and pay interest at a floating rate of six-month Canadian Bankers Acceptances ("BA") in arrears plus 1.1% per annum. On July 30, 2009, we will pay C$311.8 million and receive $250 million under the swap. We have designated the swap as a fair value hedge of our convertible senior notes.

As at September 30, 2005, no amounts were borrowed under our $125 million bank credit facility. However, approximately $1.6 million of letters of credit were issued under that facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities or developments, this credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

Our cash and cash equivalents were $221.5 million as at September 30, 2005, as compared to $226.4 million as at December 31, 2004.

Long-term obligations (as determined under Canadian GAAP) increased from $256.8 million as at December 31, 2004 to $278.6 million as at September 30, 2005, primarily as a result of foreign exchange and the accretion of interest on the convertible senior notes.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management totalling a maximum of $44.6 million. These contractual obligations and other commitments are more fully described in the MD&A for the year ended December 31, 2004. Since December 31, 2004, we have reduced two of our bank guarantees, reduced two of our other commitments, and extended one new bank guarantee and two other commitments to two properties under our management, resulting in a net decrease in guarantees and other commitments of $1.0 million. During the remainder of the year, we expect to fund amounts relating to our management opportunities described under "Investing/Divesting Activities" below. In addition, we expect to fund approximately $28.0 million over the next 15 months in connection with an expansion of our corporate office which is currently underway.

In addition to the guarantees and other commitments described above, we also have a commitment related to the sale of The Pierre (see "Hotel Investments" above).

CASH PROVIDED BY OPERATIONS

During the three months and nine months ended September 30, 2005, we generated $17.1 million and $36.4 million, respectively, in cash provided by operations, as compared to using cash of $12.8 million in operations in the third quarter of 2004 and generating $12.1 million in cash provided by operations for the nine months ended September 30, 2004.

The increase in cash provided by operations of $29.9 million in the third quarter of 2005 resulted primarily from the $25.8 million interest payment on redemption of the LYONs in 2004 and non-cash working capital changes of $7.6 million, partially offset by a decrease in working capital contributed by management operations of $3.5 million.

The increase in cash from operations of $24.3 million in the first nine months of 2005 resulted primarily from the $25.8 million interest payment on redemption of the LYONs in 2004 and non-cash working capital changes of $2.6 million, partially offset by an increase in income tax paid of $4.8 million.

INVESTING/DIVESTING ACTIVITIES

Part of our business strategy is to invest a portion of available cash to obtain management agreements or enhance existing management arrangements. These investments in, or advances in respect of or to owners of, properties are made where we believe that the overall economic return to Four Seasons justifies the investment or advance.

As described above under "Hotel Investments", during the first nine months of 2005 we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai for gross proceeds of

$9.5 million. We also finalized the disposition of our leasehold interest and the sale of the related assets in The Pierre for net proceeds of $4.5 million, leaving Four Seasons Hotel Vancouver as our only leasehold interest. In addition to these transactions, during the first nine months of 2005 we also received gross proceeds of $5.3 million from our sale of approximately 80% of our equity interest in Four Seasons Residence Club Scottsdale at Troon North.

During the nine months ended September 30, 2005, we were repaid $19.4 million in loans receivable, primarily from Four Seasons Hotel San Francisco and Four Seasons Residence Club Scottsdale at Troon North.

During the third quarter of 2004, we sold a portion of our 8% ownership interest in Four Seasons Hotel Amman, all of our ownership interest in Four Seasons Resort Whistler and settled our loan receivable from Sedona. On a combined basis, we received proceeds of approximately $42 million and realized a loss of approximately $3.4 million.

For the three months ended September 30, 2005, we funded $3.8 million to properties under development or management, including amounts advanced as loans receivable to properties in Geneva, Buenos Aires, and Exuma, as well as a minor equity investment in our property in Palo Alto. For the three months ended September 30, 2004, we funded $10.8 million to properties under development or management, including amounts as a loan receivable to our property in Exuma and minor equity interests in Palo Alto and Jackson Hole.

For the nine months ended September 30, 2005, we funded $48.5 million to properties under development or management, including amounts advanced as loans receivable to properties in Geneva, Toronto, Exuma, Washington, Buenos Aires, Scottsdale, Jackson Hole, Budapest and Hampshire, as well as minor equity investments in properties in Damascus, Punta Mita and Palo Alto. During the first nine months of 2004, we funded $63.2 million in management opportunities, including amounts advanced as loans receivable and investments in hotel properties such as Hampshire, Whistler, Palo Alto, Jackson Hole and Exuma.

For the three months and nine months ended September 30, 2005, we also funded a total of $4.4 million and $15.9 million, respectively, in connection with an expansion of our corporate office, which is currently underway, and our commitment related to the Four Seasons Centre for the Performing Arts. These levels of investment were consistent with our business plan.

During the remaining three months of 2005, we expect to fund up to $43.3 million in respect of investments in, or advances in respect of or to owners of, various projects, including properties in Geneva, our two resorts in the Maldives, Punta Mita, Singapore (Four Seasons), our existing hotel in Toronto, Buenos Aires, Bangkok and our project in Orlando, plus additional funding for the expansion of our corporate office facilities.

Effective October 31, 2005, we ceased managing Four Seasons Hotel Newport Beach. At the time of transition, we received a payment in an amount that exceeded the net book value of our investment in the management contract. In October 2005, we received $19.5 million as repayment of long-term receivables and accrued interest. Also in October 2005, we sold our minority equity interests in three Four Seasons properties for an aggregate of $13.6 million, an amount that approximates book value.

RETIREMENT BENEFIT PLAN

Since 1983, we have maintained an unfunded, non-qualified, non-registered, multi-employer, non-contributory "defined benefit" plan on behalf of the owners of our managed properties and for our senior corporate employees. The current plan provides supplemental retirement benefits for our senior corporate executives as well as for our general managers and regional vice presidents based on a formula that takes into account years and level of service and annual salary. Our liability in connection with the current plan for our corporate executives as at September 30, 2005 was $30.5 million.

Subject to the approval of our Board, we anticipate replacing the "defined benefit" retirement plan for the majority of the plan participants with a fully-funded plan based on a "defined contribution" format later this year. Our upfront cash funding requirements relating to this new arrangement, assuming exchange rates remain at current levels, is expected to remain within the $35 million to $40 million range reported in the second quarter. If a new plan is implemented this year on the basis of the structure currently proposed, we have estimated that the transition would result in a one-time after tax accounting charge in the range of $22 million to $26 million. We do not expect that the proposed change will have a significant impact on our ongoing annual pension cost. The new plan should, however, increase the certainty and predictability of the costs and nature of the retirement benefits. Assuming the defined contribution plan is implemented in the fourth quarter of 2005, we expect incentive management fees for 2005 would be reduced by approximately $1 million.

LONG TERM INCENTIVE PLAN

Since 1986, long-term incentives have been provided to a large group of our employees through stock options. Changes in the rules governing compensation, including accounting rules and regulations related to stock options have caused us to re-evaluate the use of stock options as the primary form of long-term incentive to our employees. As a result of the re-evaluation, we have determined to significantly reduce the use of stock options and are in the process of implementing a restricted stock program. Under the restricted stock program, eligible employees will be entitled to earn performance-based compensation, which will be used to purchase shares on their behalf in the market. Subject to limited exceptions, participants will not be able to dispose of those shares for a three-year period. In the third quarter of 2005, we accrued $0.5 million relating to the implementation of this new plan.

OUTSTANDING SHARE DATA

--------------------------------------------------------------------------------
DESIGNATION                                   OUTSTANDING AS AT NOVEMBER 2, 2005
--------------------------------------------------------------------------------

Variable Multiple Voting Shares(a)                                     3,725,698
--------------------------------------------------------------------------------

Limited Voting Shares                                                 32,914,488
--------------------------------------------------------------------------------

Options to acquire Limited Voting Shares:
--------------------------------------------------------------------------------

    Outstanding                                                        4,539,843
--------------------------------------------------------------------------------

    Exercisable                                                        3,438,741
--------------------------------------------------------------------------------

Convertible Senior Notes issued June 2004                      $251.2 million(c)
and due 2024(b)
--------------------------------------------------------------------------------

a) Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

b) Details on the convertible senior notes are described more fully in our annual MD&A for the year ended December 31, 2004.

c) This amount is equal to the issue price of the convertible senior notes issued June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.


LOOKING AHEAD

Assuming the travel trends that we experienced in the first nine months of 2005 continue, and based on current demand reflected in our reservation activity, we expect RevPAR for worldwide Core Hotels in the fourth quarter of 2005 and the full year 2005 to increase by approximately 5% and approximately 11%, respectively, as compared to the corresponding periods in 2004. Our RevPAR statistics are for Core Hotels and are expressed on a US dollar basis. As a result of the US dollar being relatively stronger in particular to the Euro and pound sterling to date in the fourth quarter of 2005, our RevPAR expectations for the Core Hotels in Europe may be exceeded on a local currency basis. The fourth quarter outlook also reflects a flat RevPAR in Asia/Pacific, primarily as a result of a significant decline in demand in Bali following the recent terrorist activities in that market. If current trends continue, we expect gross operating margins of our worldwide Core Hotels to increase approximately 200 basis points for the full year, reflecting modest gross operating margin improvement in the fourth quarter as a result of the factors noted above. Based on these RevPAR and gross operating margin assumptions, and assuming no significant change to the US/Canadian dollar exchange rates, we expect earnings from operations before other operating items to be in the range of $55 million to $60 million for the full year of 2005.


CHANGE IN REPORTING CURRENCY TO US DOLLARS

Effective the first quarter of 2005, we have adopted US dollars as our reporting currency. All amounts disclosed in this MD&A (including amounts for prior periods) are in US dollars unless otherwise noted.

The consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations,
consolidated   statements  of  cash  provided  by  operations  and
consolidated statements of cash flow. Equity transactions have been translated to US dollars at the historical exchange rates for 2005 and 2004 with opening equity accounts on January 1, 2004 translated at the exchange rate on that date. These exchange rates are disclosed in notes 1 and 2. Any resulting exchange gain or loss was charged or credited to "Equity adjustment from foreign currency translation", which is included as a separate component of shareholders' equity.

We have not changed the functional currency of Four Seasons Hotels Inc., which remains Canadian dollars, or the functional currencies of any of its subsidiaries. As a result, while US dollar reporting is expected to minimize the currency fluctuations related to the majority of our US dollar management operations fee revenues, it will not eliminate foreign currency fluctuations related to our management fees in other currencies, or the majority of our management operations general and administrative expenses, which are incurred in Canadian dollars. It will also not eliminate foreign currency gains and losses related to unhedged net monetary asset and liability positions.


CHANGES IN ACCOUNTING POLICIES

During the first nine months of 2005, we adopted The Canadian Institute of Chartered Accountants' ("CICA") new accounting standards on variable interest entities and temporary controlled investments, as discussed in note 1 to the interim consolidated financial statements for the three months and nine months ended September 30, 2005. The adoption of these changes did not have a material impact on our consolidated financial statements.

In June 2005, the Emerging Issues Committee of the CICA issued Abstract EIC-155, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which requires the application of the "if-converted method" to account for the potential dilution relating to the conversion of contingently convertible instruments, such as our convertible senior notes. EIC-155 will be effective for periods beginning on or after October 1, 2005. If we had adopted EIC-155 for the three months and nine months ended September 30, 2005, there would have been no additional dilution for either period.

In June 2005, the CICA issued Section 3831, "Non-Monetary Transactions", which introduces new requirements for non-monetary transactions entered into on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. We are currently evaluating the impact on our 2006 consolidated financial statements.


ADDITIONAL INFORMATION

Additional information about us (including our most recent annual information form, annual MD&A and our audited financial statements for the year ended December 31, 2004) is available on SEDAR at www.sedar.com.

----------------------------------
1. Eight Quarter Summary:


-------------------------------------------------------------------------------------------------
(IN MILLIONS OF US     Third Quarter      Second Quarter      First Quarter      Fourth Quarter
DOLLARS EXCEPT PER
SHARE AMOUNTS)
-------------------------------------------------------------------------------------------------

                       2005      2004     2005      2004      2005      2004     2004     2003(a)
-------------------------------------------------------------------------------------------------


Consolidated           $52.2      $63.3   $74.5      $71.4    $63.1      $57.1     $69.5    $66.8
revenues(b)
-------------------------------------------------------------------------------------------------

Earnings (loss) before other operating items:
-------------------------------------------------------------------------------------------------

  Management            15.9       20.1    22.8       22.1     19.3       17.1      18.2     15.7
  operations
-------------------------------------------------------------------------------------------------

  Ownership
  operations and
  corporate             (3.6)      (4.9)   (2.3)      (1.3)    (6.8)      (7.4)     (3.1)    (1.5)
  expenses
-------------------------------------------------------------------------------------------------

Net earnings
(loss):
-------------------------------------------------------------------------------------------------

 Total                $(11.4)     $(8.5)   $15.8     $12.8     $5.2       $8.7     $12.8     $8.9
-------------------------------------------------------------------------------------------------

 Basic earnings       $(0.31)    $(0.24)   $0.43     $0.36    $0.14      $0.25     $0.35    $0.25
 (loss) per share(c)
-------------------------------------------------------------------------------------------------

 Diluted earnings
 (loss) per share(c)  $(0.31)    $(0.24)   $0.42     $0.34    $0.14      $0.24     $0.34    $0.24
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Average               1.20687   1.30758   1.24401  1.35860   1.22652   1.31785   1.22033  1.31550
Canadian/US
foreign exchange
rate used for
specified quarter
-------------------------------------------------------------------------------------------------

     a) In December 2003, the CICA amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, in the fourth quarter of 2003 we prospectively adopted the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. In accordance with the new standard, however, the reported results for the first three quarters of 2003 are required to be restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in the following restatements: Fourth Quarter 2003, a decrease in net earnings of $0.3 million and a decrease in basic and diluted earnings per share of $0.01.

     b) As a result of adopting Section 1100, "Generally Accepted Accounting Principles", which was issued by the CICA in July 2003 and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses, instead of recording certain reimbursed costs as a "net" amount. As a result of this change, consolidated revenues have been restated as follows: Fourth Quarter 2003
        - increase of $9.6 million.

       Consolidated revenues is comprised of the following:


-------------------------------------------------------------------------------------------------
(IN MILLIONS OF     Third Quarter       Second Quarter       First Quarter      Fourth Quarter
US DOLLARS)
-------------------------------------------------------------------------------------------------

                    2005      2004      2005       2004      2005      2004      2004     2003
-------------------------------------------------------------------------------------------------


Revenues from       $43.0      $41.9    $48.3      $44.2    $43.6      $37.6     $44.3     $40.6
Management
Operations
-------------------------------------------------------------------------------------------------

Revenues from
Ownership            9.7        22.4    27.6        28.1     20.5       20.3      26.6      27.4
Operations
-------------------------------------------------------------------------------------------------

Distributions
from hotel           0.0         0.0     0.1         0.3     0.0         0.0       0.0       0.0
investments
-------------------------------------------------------------------------------------------------

Fees from
Ownership
Operations to       (0.5)       (1.0)   (1.5)       (1.2)   (1.0)       (0.8)     (1.4)     (1.2)
Management
Operations
-------------------------------------------------------------------------------------------------

                    $52.2      $63.3    $74.5      $71.4    $63.1      $57.1     $69.5     $66.8
-------------------------------------------------------------------------------------------------


     c) Quarterly computations of per share amounts are made independently on a quarter-by-quarter basis and may not equate to annual computations of per share amounts.

2. The following Canadian/US dollar foreign exchange rates were used to translate the specified periods:


-------------------------------------------------------------------------------------------------
     Average foreign                              Average foreign
      exchange rate         Foreign exchange      exchange rate        Foreign exchange rate
        used for               rate as at           used for           as at December 31,
     Third Quarter 2005    September 30, 2005    Third Quarter 2004            2004
-------------------------------------------------------------------------------------------------

        1.20687                 1.17270               1.30758                1.20360
-------------------------------------------------------------------------------------------------

3. RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

4. The term "Core Hotels" means hotels and resorts under management for the full year of both 2005 and 2004. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami) and The Pierre in New York (due to its disposition on June 30, 2005).

5. Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

6. Other fees include royalty and management fees from our residential business, fees we earn during the development of our hotels and other miscellaneous fees.

7. Effective January 1, 2004, we ceased designating our US dollar foreign exchange forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11.2 million, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. Foreign exchange gains on foreign exchange forward contracts were recorded as increases in management operations fee revenues in the quarters of 2004 and 2003 as follows:


    ---------------------------------------------------------------------------------------------
    (IN MILLIONS OF US DOLLARS)  First Quarter    Second Quarter  Third Quarter   Fourth Quarter

    ---------------------------------------------------------------------------------------------
    2004                             $2.7             $2.8            $2.6            $3.1
    ---------------------------------------------------------------------------------------------

    2003                             $0.5             $1.5            $1.4            $2.3
    ---------------------------------------------------------------------------------------------

8. Reimbursed costs includes the reimbursement of all out-of-pocket costs, including sales and marketing and advertising fees.

9.   The management  operations profit margin represents  management  operations
     earnings  before  other  operating   items,  as  a  percent  of  management
     operations revenue.

10. Included in ownership operations and corporate expenses are the consolidated revenues and expenses from our 100% leasehold interests in Four Seasons Hotel Vancouver, The Pierre in New York (until the lease disposition on June 30, 2005), and Four Seasons Hotel Berlin (until the lease termination on September 26, 2004), distributions from other ownership interests in properties that Four Seasons manages. Also included are corporate overhead expenses.

11. Ownership earnings/loss, depreciation and management fees related to The Pierre for the quarters of 2004 and first and second quarters of 2005.


    ---------------------------------------------------------------------------------------------
                                                                            Management fees,
                                  Ownership earnings                      excluding reimbursed
    (IN MILLIONS OF US DOLLARS)         (loss)           Depreciation           costs

    ---------------------------------------------------------------------------------------------
    First Quarter 2004                  $(2.6)              $0.4                 $0.4
    ---------------------------------------------------------------------------------------------

    Second Quarter 2004                  $1.0               $0.5                 $0.6
    ---------------------------------------------------------------------------------------------

    Third Quarter 2004                  $(3.0)              $0.4                 $0.3
    ---------------------------------------------------------------------------------------------

    Fourth Quarter 2004                  $1.4               $0.5                 $0.8
    ---------------------------------------------------------------------------------------------

    Full Year 2004                      $(3.2)              $1.8                 $2.1
    ---------------------------------------------------------------------------------------------

    First Quarter 2005                  $(2.0)              $0.5                 $0.5
    ---------------------------------------------------------------------------------------------

    Second Quarter 2005                  $1.2               $0.4                 $0.8
    ---------------------------------------------------------------------------------------------

                                      * * *

All dollar amounts referred to in this document are US dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

                                      * * *

This document contains "forward-looking statements" within the meaning of applicable securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our annual information form and in this document. Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions, and infectious diseases; general economic conditions, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, currency fluctuations and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this document are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.